October 15, 2010

Amanda Ravitz, Branch Chief - Legal

United States Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

                Re:          Platinum Studios, Inc.

                                Registration Statement on Form S-1

                                Filed on July 15, 1010

                                File No. 333-168125

Dear Ms. Ravitz:

                We are in receipt of your letter, dated August 31, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.             Please revise the registration number on the cover page of the registration statement.

                RESPONSE: The registration number on the cover page has been revised as requested.

2.             Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE: The updating requirements have been reviewed and the most current quarterly information is now included in this amended filing.

3.             We note that the Investment Agreement, which is incorporated by reference to Exhibit 10.17 to a Form 8-K filed on June 11, 2010, is dated May 20, 2010.  However, you refer to a June 4, 2010 Investment Agreement on the outside cover page of the prospectus and elsewhere, including the Exhibit Index.  Please advise.

RESPONSE: The proper Exhibit is the June 4, 2010 Investment Agreement, which will be attached to the amended filing for clarification purposes.

Prospectus Summary, page 7

4.             Please include somewhere in the Prospectus Summary the information in the third risk factor on page 15, "The company has granted a security interest in all of its assets to secure debt financing...."

RESPONSE: The requested information has been added to the Prospectus Summary.

5.             Please revise the "Introduction" section to discuss your auditor's going concern opinion.

RESPONSE:   The “Introduction” has been updated to include commentary about the auditor’s doubts concerning the Company’s ability to remain a going concern for the ensuing year.

6.             Please revise your statement on page seven that you "own the rights to a library of over 5,600 comic book characters" in light of the table on page 24 totaling only 5,089 characters and disclosure on page 25 that you only have an option to license with respect to Awesome Comics.

RESPONSE: The Amended Registration Statement has been revised to reflect that the Company owns or controls the rights to over 4,000 comic book characters.

7.             Please revise the paragraph on page eight discussing the SP&H valuation to state that the valuation far exceeds the valuation suggested by your stock price.

RESPONSE: The reference to the specific information contained in the valuation has been deleted from the document.  Additionally, in the section entitled “Experts”, the request “over-valuation” language has been added as requested.

8.             Please revise the last paragraph on page eight to include your revenues and net losses for the most recent interim stub. Providing that Financial snapshot here will assist investors in evaluating the information presented.

                RESPONSE: The paragraph has been revised as suggested.

9.             Please update the last paragraph on page nine regarding your monthly "burn rate" and the month you will run out of funds without giving effect to the equity line.  Also please state your current assets and liabilities as of the most recent quarter.

RESPONSE: The requested information has been added to the paragraph.

Legal Proceedings, page 33

10.          Please update disclosure of the matter with Douglas Emmett to state whether there continues to be an outstanding debt.  You disclose a debt of $466,752 "...[a]s of January 1, 2010 and past due rent "[p]rior to January 1, 2010," but you no longer disclose potential judgment for money owed as you did in your amended Form S1 filed on May 4, 2010.

RESPONSE: The disclosure has been updated as requested.

Plan of Distribution, page 53

11.          Please revise the first paragraph to reflect the current market price.

RESPONSE: The market prices for the most recent quarter have been added to the chart.

Experts, page 54

12.          As you are quoting or summarizing the report or opinion of an expert, you must file the written consent of the expert expressly stating that the expert consents to such quotation or summarization, or remove such quotation or summarization. Additionally please revise the second paragraph to remove disclaimers as to the accuracy of the information disclosed in the prospectus.

RESPONSE:   The summarization of the Expert’s opinion has been removed from the document.  The second paragraph has been revised to remove disclaimer language concerning the prospectus.

Management's Discussion and Analysis of financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, page 38

13.          Please revise to include your plan to turn your financial situation around.  It should discuss all material financial obligations.

RESPONSE: The requested information has been added as requested.

Executive compensation, page 47

14.          We note the options granted to Mr. Altounian disclosed in the Outstanding Equity Awards at Fiscal Year End Table on page 48.   Please also disclose this in the Summary Compensation Table.

RESPONSE:   The Summary Compensation Table has been revised to address this comment.

15.          We note that you disclosed option awards to Mr. Rosenberg for 2008 in your amended Form S-1 filed on May 4, 2010, but no longer do so.  Please advise.

RESPONSE:   The option awards disclosed for Mr. Rosenberg for 2008 were erroneously included in the filing.  In fact, Mr. Rosenberg did not receive any options for 2008 and this is now reflected accurately in the amended filing.

Exhibit 5.l

16.          Please remove reference to the registration statement as being "amended" in the first paragraph.

RESPONSE:   The “amended” reference has been removed from the opinion letter in the first paragraph.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Platinum Studios, Inc.